SPAR Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10591
(914) 332-4100

April 5, 2011
VIA FEDEX
Ms. Mara Ransom, Legal Branch Chief,
Mr. Chris Chase, Attorney-Advisor
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

Amendment No. 2 to
SPAR Group, Inc.
Registration Statement on Form S-3
Filed October 23, 2009 (the "Original Filing")
File No. 333-162657

Courtesy paper copies of today's electronic filing of Amendment No. 3 to our Original Filing are enclosed.  Two of the paper copies of the Second Amendment are "clean" and two have been electronically marked to reflect the changes made from our First Amendment filing.

We have added a brief description to the Prospectus of a 1992 registration rights agreement that we recently learned may have some continued applicability to one of our stockholders (The Richard J. Riordan Trust of Los Angeles, California) and clarified its description in our exhibit list.

We have added the required legal opinion exhibit to this Amendment.

We also have corrected certain calculations, which now reflect actual outstanding shares rather than beneficial ownership in accordance with the S-3 Instruction 1.A.6 and S-K Rule 403, and clarified or corrected certain descriptions and cross-references.  As a business matter, however, we choose not to include shares that would be issuable on the exercise of certain existing warrants as our counsel, Lawrence David Swift, previously discussed with Chris Chase.

We sincerely appreciate the prompt and thoughtful attention you have given our prior amendments.

If you have further questions, please contact me at 914-332-4100 or our counsel, Lawrence David Swift, at 212-704-6147.

Sincerely,

/s/ James R. Segreto
James R. Segreto,
Chief Financial Officer, Treasurer and Secretary
SPAR Group, Inc.

CC:         Mr. Gary S. Raymond, CEO & President, SPAR Group, Inc.
Lawrence David Swift, Esq., Troutman Sanders LLP